UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  MAY 11, 2007

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL ANNOUNCES FIRST QUARTER 2007 RESULTS

LEIDEN, THE NETHERLANDS, MAY 9, 2007 - Dutch biotechnology company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced its financial results for the first quarter ended March 31, 2007, based on International Financial Reporting Standards (IFRS). These financial results are unaudited.

Combined total revenue and total other operating income for the first quarter was (euro)35.2 million, an increase of 156 percent over the same quarter last year. Total revenue includes product sales of (euro)26.6 million, license revenues of (euro)2.7 million and service fees of (euro)2.1 million. Gross margin for the first quarter was (euro)7.4 million or 23.4 percent of total revenue. Total operating expenses were (euro)30.9 million, an increase of
(euro)13.2 million over the same quarter last year. The increase of total revenue, total other operating income and total operating expenses over last year is primarily attributable to the acquisitions of Berna, Crucell Vaccines Inc. and SBL in 2006. Net loss for the first quarter was (euro)18.5 million.

Cash and cash equivalents decreased (euro)16.7 million during the first quarter to (euro)141.1 million on March 31, 2007. Net cash used in operations was
(euro)13.6 million. Total assets on March 31, 2007 were (euro)607.5 million.


KEY FIGURES FIRST QUARTER 2007
(EURO) MILLION, EXCEPT NET LOSS PER SHARE)              Q1  2007       Q1  2006

REVENUES AND OTHER OPERATING INCOME                         35.2           13.7

NET LOSS                                                   (18.5)         (15.0)

NET LOSS PER SHARE (BASIC AND DILUTED)                     (0.29)         (0.29)

CASH AND CASH EQUIVALENTS:
    AT MARCH 31, 2007                                                     141.1
    AT DECEMBER 31, 2006                                                  157.8


Crucell's Chief Financial Officer Leonard Kruimer said: "This quarter is the first to include a full quarter's consolidated results of the acquisitions we made last year which were primarily responsible for driving the steep increase in revenues this quarter compared to the same quarter last year. On a pro-forma basis compared to the same quarter last year, sales of both paediatric and travel vaccines showed double digit growth. Our Quinvaxem(TM) vaccine drives the growth of our pediatric vaccines in the developing world. Europe and Asia lead the growth in travel vaccines. Epaxal(R), our hepatitis A vaccine experienced strong growth in China, where we have built up our own sales organization in the last year. Historically, vaccine sales are seasonal and are concentrated in the second half of the year. Based on the progress we have made, we now feel comfortable to adjust our guidance for combined total revenue and other operating income to the (euro)220 million to (euro)225 million range for 2007. As stated previously, we expect to achieve operational cash break-even for the full year 2007."

OPERATIONAL REVIEW FIRST QUARTER 2007

O QUINVAXEM(TM): In March, Crucell announced that children in the Ethiopian capital Addis Ababa, had received their first dose of Quinvaxem(TM) vaccine. Quinvaxem(TM) is a new fully-liquid pentavalent vaccine which protects against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b
       (Hib)

o DSM COLLABORATION: In February, Crucell and DSM Biologics agreed to expand their commercial relationship to include new classes of proteins, including biosimilar protein products. The two partners also announced fermentation yields of more than 10 grams per liter for monoclonal antibodies, a breakthrough in the production of protein products.

o PER.C6(R) TECHNOLOGY: New PER.C6(R) licenses were signed with AbGenomics Corporation, Pfizer Animal Health, Biotecnol SA and the Taiwanese Development Center for Biotechnology (DCB). Licenses with Innogenetics and Mitsubishi Pharma were terminated.

O STAR(TM) TECHNOLOGY: In January, Crucell announced STAR(TM) research license agreements with Novo Nordisk A/S and Abbott. Millennium Pharmaceuticals Inc. cancelled its license as a result of a change in strategy.

O WEST NILE: In January, Crucell announced the completion of its Phase I safety study of its West Nile vaccine manufactured using PER.C6(R) technology. The study demonstrated excellent safety and tolerability.

O TUBERCULOSIS: Crucell was awarded a grant of US$5 million from the AERAS Global TB Vaccine Foundation to support the advanced development of the AdVac-based tuberculosis vaccine candidate. A Phase I clinical trial of a recombinant tuberculosis vaccine commenced in October 2006.

O INFLUENZA: Crucell announced the signing of an influenza alliance with Taiwanese-based ADImmune Corporation, which will use Crucell's virosome technology to produce influenza vaccines. Crucell will acquire a 20 percent equity stake in ADImmune. Crucell was also awarded a grant of
       (euro)1.7 million by the European Commission to advance development of a pandemic influenza vaccine.

O MALARIA: Crucell received a (euro)2.4 million European Union-funded grant in January aimed at advancing the development of a malaria vaccine.


TOTAL REVENUE AND OTHER OPERATING INCOME

Total revenue and other operating income was (euro)35.2 for the first quarter of 2007, an increase of 156 percent compared to the same quarter last year.

Total revenues for the first quarter of 2007 were (euro)31.5 million, compared to (euro)11.7 million in the same period last year. Revenue consists of product sales, license revenues and service fees.

Product sales amounted to (euro)26.6 million and represent sales of paediatric vaccines (52 percent), travel vaccines (38 percent) and other products (10 percent). Product sales are seasonal and have historically been concentrated in the second half of the year driven mainly by influenza vaccines sales.

License revenues were (euro)2.7 million in the first quarter, an increase of
(euro)0.5 million compared to the same quarter last year. License revenues consist of initial payments from new contracts as well as annual and other payments on existing contracts. The increase in license fees is attributable to an increase of PER.C6(R) and STAR(TM) licenses signed in the first quarter.

Service fees were (euro)2.1 million, compared to (euro)2.4 million last year. Service fees represent revenue for product development activities performed under contracts with partners and licensees and tend to decrease once development programs progress into clinical trials.

Other operating income was (euro)3.7 million for the quarter, compared to
(euro)2.0 million in the first quarter last year. Other operating income consists primarily of government grants and miscellaneous income.


COST OF GOODS SOLD

Cost of goods sold for the first quarter of 2007 amounted to (euro)24.1 million,
(euro)22.3 million of which represents product costs and the remainder of
(euro)1.8 million represents costs of service activities. Cost of goods sold for the quarter includes a purchase price allocation accounting charge of (euro)3.1 million. The remaining step up on inventory on March 31, 2007 amounts to
(euro)6.3 million. We expect to charge this amount into cost of goods sold during the rest of the year when we sell the underlying acquired inventory. The charge is the result of the fair value established for inventory at acquisition date.

EXPENSES

Total expenses consist of research and development (R&D) expenses and selling, general and administrative (SG&A) expenses.

Total R&D and SG&A expenses were (euro)30.9 million for the first quarter, representing a (euro)13.2 million increase over the same period last year.

R&D expenses for the first quarter amounted to (euro)16.6 million, which represents a (euro)6.0 million increase over the first quarter of 2006. The addition of Berna clinical programs accounted for a (euro)4.9 million increase in R&D costs in the first quarter of 2007. This includes a (euro)2.1 million charge for amortization as a result of the purchase price allocation.

SG&A expenses for the first quarter of 2007 were (euro)14.3 million and represent an increase of (euro)7.3 million over the same quarter in 2006. The increase is attributable to the acquired selling expenses of Berna, SBL and Crucell Vaccines Inc. General and administrative expenses declined slightly compared to the same quarter last year.


NET LOSS

The Company reported a net loss for the first quarter of 2007 of (euro)18.5 million, or (euro)0.29 net loss per share, which is equal to the net loss per share for the first quarter last year.


CASH FLOW AND CASH POSITION

Cash and cash equivalents decreased by (euro)16.7 million in the first quarter to (euro)141.1 million.

Net cash used in operating activities in the first quarter of 2007 was
(euro)13.6 million. In working capital, customer payments resulted in a net cash inflow of (euro)25.1 million, offset by the inventory build-up of (euro)5.9 million mainly related to Quinvaxem(TM) vaccine production and a reduction of
(euro)10.8 million in trade accounts payable primarily related to payments for Quinvaxem(TM) antigens.

Net cash used in investing activities amounted to (euro)2.4 million. Capital expenditure amounted to (euro)4.2 million and interest received to (euro)1.4 million.


BALANCE SHEET

Property plant and equipment amounted to (euro)137.3 on March 31, 2007. Intangible assets represent assets acquired in acquisitions and amount to
(euro)108.0 million, which represent acquired in-process R&D; developed technology; patents and trademarks; and value of customer and supplier relationships.

Investments in associates and joint ventures amount to (euro)5.5 million and represent the investments in Pevion, Kenta and Percivia. The Company's investment in Galapagos NV is classified under "Available-for-sale-investments".

Total equity amounts to (euro)475.5 million. A total of 64,914,275 million ordinary shares were issued and outstanding on March 31, 2007.

Other current liabilities decreased by (euro)8.4 million as accrued expenses and other accruals decreased during the quarter.


OUTLOOK

Crucell expects combined full year 2007 total revenue and total other operating income in the (euro)220 to (euro)225 million range. The Company aims to achieve cash break-even on our 'net cash from operating activities' line in our cash flow statement for the full year 2007.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with a reconciliation to the generally accepted accounting principles in the United States (US GAAP).


CONFERENCE CALL AND WEBCAST

Crucell will conduct a conference call today, May 9 2007, starting at 14:00 CET Central European Time (8:00am US Eastern time). A presentation will be followed by a question and answer session. To participate in the conference call, please call one of the following toll-free numbers within 10 minutes prior to commencement:

                       1-888 495 6450 FOR THE US;
                       0800 358 3476 FOR THE UK; AND
                       0800 265 8593 FOR THE NETHERLANDS.

The event will be relayed by live audio webcast which can be accessed via the home page of Crucell's corporate website, www.crucell.com. The webcast will be available for replay immediately afterwards and will be archived for one year.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. For more information, please visit www.crucell.com.


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                               FOR CRUCELL IN THE US:
Leonard Kruimer                            REDINGTON, INC.
Chief Financial Officer                    Thomas Redington
Tel. +31-(0)71-524 8722                    Tel. +1 212-926-1733
leon.kruimer@crucell.com                   tredington@redingtoninc.com

Barbara Mulder
Director Corporate Communications
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com



CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------
in EUR '000 (except per share data)
-------------------------------------------------------------------------------------------------------------------
                                                                                              3 MONTHS ENDED
                                                                                                 MARCH 31,
-------------------------------------------------------------------------------------------------------------------
                                                                                                 2007          2006
                                                                                            UNAUDITED     UNAUDITED
                                                                                      ---------------     ---------
Product sales                                                                                  26,642         7,049
License revenues                                                                                2,736         2,252
Service fees                                                                                    2,114         2,445
                                                                                      ---------------     ---------
TOTAL REVENUE                                                                                  31,492        11,746
Cost of product sales                                                                         -22,287        -9,773
Cost of service fees                                                                           -1,836        -1,668
                                                                                      ---------------     ---------
TOTAL COST OF GOODS SOLD                                                                      -24,123       -11,441
GROSS MARGIN                                                                                    7,369           305
Government grants                                                                               2,507           952
Other income                                                                                    1,219         1,047
                                                                                      ---------------     ---------
TOTAL OTHER OPERATING INCOME                                                                    3,726         1,999
Research and development                                                                      -16,585       -10,596
Selling, general and administrative                                                           -14,348        -7,092
                                                                                      ---------------     ---------
TOTAL OTHER OPERATING EXPENSES                                                                -30,933       -17,688
OPERATING LOSS                                                                                -19,838       -15,384
Financial income                                                                                2,858         1,640
Financial expenses                                                                             -2,107          -964
Results investments non-consolidated companies                                                   -476           -85
Results from discontinuing operations                                                               0          -367
                                                                                      ---------------     ---------
LOSS BEFORE TAX                                                                               -19,563       -15,160
Income tax                                                                                      1,058           165
                                                                                      ---------------     ---------
LOSS FOR THE PERIOD                                                                           -18,505       -14,995
                                                                                      ---------------     ---------
Attributable to:
Equity holders of the parent                                                                  -18,505       -14,716
Minority interest                                                                                   0          -279
                                                                                      ---------------     ---------
                                                                                              -18,505       -14,995
                                                                                      ---------------     ---------
INTEREST RECEIVED
Net loss per share - basic and diluted                                                          -0.29         -0.29
Weighted average shares outstanding - basic and diluted                                        64,831        50,012




CONSOLIDATED BALACE SHEET
-------------------------------------------------------------------------------------------------------------------
in EUR '000
-------------------------------------------------------------------------------------------------------------------
                                                                                             March 31   December 31
-------------------------------------------------------------------------------------------------------------------
                                                                                                 2007          2006
                                                                                            UNAUDITED     UNAUDITED
-------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
Property, plant and equipment                                                                 137,326       138,018
Intangible assets                                                                             108,019       113,077
Goodwill                                                                                       47,419        47,419
Investments in associates and joint ventures                                                    5,470         5,998
Pension asset                                                                                   2,533         2,555
Available-for-sale investments                                                                 11,746        12,339
Other financial assets                                                                         16,031        16,430
Deferred tax assets                                                                               307           308
                                                                                            ---------    ----------
                                                                                              328,851       336,144
CURRENT ASSETS
Cash and cash equivalents                                                                     141,104       157,837
Trade accounts receivables                                                                     32,839        58,563
Inventories                                                                                    76,814        75,519
Other current assets                                                                           27,941        25,152
                                                                                            ---------    ----------
                                                                                              278,698       317,071
TOTAL ASSETS                                                                                  607,549       653,215
                                                                                            ---------    ----------
LIABILITIES AND EQUITY
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Share capital                                                                                  15,579        15,553
Other reserves                                                                                738,973       737,539
Translation reserve                                                                           -13,024        -7,920
Accumulated deficit                                                                          -266,063      -247,872
                                                                                            ---------    ----------
Total equity                                                                                  475,465       497,300
NON-CURRENT LIABILITIES
Long-term financial liabilities                                                                26,468        26,945
Long-term provisions                                                                            5,154         5,132
Deferred tax liabilities                                                                       31,993        33,586
                                                                                            ---------     ---------
                                                                                               63,615        65,663
CURRENT LIABILITIES
Trade accounts payable                                                                         26,987        38,512
Short-term financial liabilities                                                               19,197        19,468
Other current liabilities                                                                      20,770        29,132
Income tax payable                                                                                239           266
Short-term provisions                                                                           1,276         2,874
                                                                                            ---------     ---------
                                                                                               68,469        90,252
TOTAL LIABILITIES                                                                             132,084       155,915
TOTAL LIABILITIES AND EQUITY                                                                  607,549       653,215
                                                                                            ---------    ----------






CONSOLIDATED STATEMENTS OF CASH FLOW
-------------------------------------------------------------------------------------------------------------------
in EUR '000
-------------------------------------------------------------------------------------------------------------------
                                                                                              3 MONTHS ENDED
                                                                                                 MARCH 31,
-------------------------------------------------------------------------------------------------------------------
                                                                                                 2007          2006
                                                                                            UNAUDITED     UNAUDITED
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
Loss for the period                                                                           -18,505       -14,995
Reversal of non-cash items
   Tax                                                                                         -1,058          -165
   Results investments non-consolidated companies                                                 476            85
   Results from discontinuing operations                                                            0           367
   Financial income                                                                            -2,858        -1,640
   Financial expenses                                                                           2,107           964
   Depreciation                                                                                 3,352         1,898
   Amortization                                                                                 3,094           734
   Fair value write-down on Inventory                                                           2,833             0
   Change in long-term provisions                                                                 137           189
   Gain on disposal of assets                                                                     -16           142
   Stock based compensation                                                                     1,315           952
Change in net working capital
   Trade accounts receivable                                                                   25,139        -7,626
   Inventories                                                                                 -5,884         5,452
   Other current assets                                                                        -3,176         3,388
   Trade accounts payable                                                                     -10,826        -2,275
   Other current liabilities                                                                   -7,542         3,954
   Short-term provisions                                                                           68             0
Interest paid                                                                                    -599             0
Income taxes paid                                                                                  21            -6
Payments out of provisions                                                                     -1,665           -15
                                                                                            ---------    ----------
NET CASH FROM/(USED IN) OPERATING ACTIVITIES                                                  -13,587        -8,597
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES
   Purchase of property, plant and equipment                                                   -4,204        -2,195
   Proceeds from sale of equipment                                                                161             5
   Proceeds from disposal of intagible assets                                                      11           225
   Acquisition/Disposal of subsidiaries net of cash                                                 0        68,256
   Assets classified as held for sale                                                               0           367
   Proceeds from financial assets                                                                 204           -88
   Interest received                                                                            1,415             0
                                                                                            ---------    ----------
NET CASH FROM/(USED IN) INVESTING ACTIVITIES                                                   -2,413        66,570
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
   Proceeds from issue of share capital                                                           739         2,792
   Proceeds from financial liabilities                                                             46         7,172
   Repayment of finanical liabilities                                                            -697          -344
                                                                                            ---------    ----------
NET CASH FROM (USED IN) FINANCING ACTIVITIES                                                       88         9,620
   Effects of exchange rate on cash and cash equiv.                                              -821          -589
                                                                                            ---------    ----------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIV.                                               -16,733        67,004
Cash and cash equivalents at beginning of period                                              157,837       111,734
                                                                                            ---------    ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                    141,104       178,738
                                                                                            ---------    ----------



* Certain comparatives were restated and reclassified to conform with current period's presentation.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

      MAY 11, 2007                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer